UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, September 9, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), in compliance with article 12 of CVM Instruction nr. 358/02, hereby informs that it was notified by Ultra S.A. Participações (“Ultra S.A.”) that on September 9, 2020, it surpassed the 25% threshold (which triggers a notification according to the Brazilian regulation) and reached a relevant ownership position of 25.08% of the total ordinary shares issued by Ultrapar, totaling 279,593,690 shares. The increase in its position reflects the completion of the capital subscription of Ultra S.A. capital stock by Pátria Private Equity VI FIP Multiestratégia (“Pátria”), as announced in the Company’s Material Notice of August 18, 2020. Pátria’s interest in Ultra S.A.’s total capital remained unchanged.

As from this date, the Shareholders' Agreement signed on August 18, 2020 binds the voting rights of shares currently representing 34.5% of the Company's capital stock. Ultra S.A. also stated that it aims to reinforce the principles that have ruled the performance of Ultrapar's reference shareholders for the continuous protection of all shareholders’ interests and the assurance that the Company continues to be managed professionally and independently. The letter sent by Ultra S.A. is attached.

André Pires de Oliveira Dias
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2020

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

São Paulo, 9 de setembro de 2020.

À

ULTRAPAR PARTICIPAÇÕES S.A.

At.          Sr. Frederico Curado – Diretor Presidente

Sr. André Pires de Oliveira Dias – Diretor Financeiro e de Relações com Investidores

Ref.: Alteração de Participação Relevante

Prezados Senhores,

Em continuidade à carta enviada a V.Sas. em 18 de agosto de 2020, vimos comunicar que foi concluída a integralização da participação subscrita pelo Pátria Private Equity VI FIP Multiestratégia (“FIP Pátria”) no capital social Ultra S.A. Participações (“Ultra S.A.”), por meio da entrega de ações ordinárias de emissão de Ultrapar Participações S.A. (“Companhia”), de forma que Ultra S.A. passou a deter, nesta data, o total de 279.593.690 ações ordinárias de emissão da Companhia, correspondentes a 25,08% de seu capital social.

As ações de emissão da Companhia detidas por Ultra S.A. estão vinculadas ao Acordo de Acionistas da Companhia, celebrado em 18 de agosto de 2020.

A participação ora atingida visa a reforçar os princípios que têm governado a atuação dos acionistas de referência da Ultrapar, em prol da contínua defesa dos interesses de todos os acionistas e da garantia de que a Companhia siga sendo administrada de maneira profissional e independente.

Cordialmente,

______________________________________________________________________

ULTRA S.A. PARTICIPAÇÕES